07026278

RECEIVED

2007 AUG 27 A 10:24

SUPPL

August 23, 2007

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Advanced Info Service Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Advanced Info Service Public Company Limited (the "Company") (**File No. 82-3236**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, AIS-CP 084/2007**

  Subject: Notification of the Book Closing for Interest Payment of Debentures of the Company (AIS093A and AIS093B)

  Date: August 23, 2007

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Mrs. Prasopsook Chaiwongsurarit

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662)299-5226 or by emailing prasopsc@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

Mr. Pong-Amorn Nimpoonsawat
Chief Finance Officer
Advanced Info Service Plc.

PROCESSED
AUG 29 2007
THOMSON FINANCIAL

8/28

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
August 23, 2007

AIS-CP 084/2007

August 23, 2007

Re: Notification of the Book Closing for Interest Payment of Debentures of the Company (AIS093A and AIS093B)

To: The President
The Stock Exchange of Thailand

Refer to: 1. The Letter NO. IVS.IB.07/3605 of TMB Bank Plc. on August 22, 2007
2. The Letter NO. IVS.IB.07/3607 of TMB Bank Plc. on August 22, 2007

Advanced Info Service Public Company Limited ("the Company") would like to inform you that the Company will close the registered book for interest payment of debentures of the Company (AIS093A and AIS093B), the detail are shown in the referenced letter.

Summary Translation Letter
To the Stock Exchange of Thailand
August 23, 2007

Referenced Letter No.1

IVS.IB.07/3605

August 22, 2007

President
The Stock Exchange of Thailand
62 Rachadapisek Road, Bangkok 10110

RE : Scheduled closing the registered book for AIS093A

Dear Sir,

We, TMB BANK Public Company Limited. As a Registrar & Paying Agent Debentures of ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED NO.1/2002, DUE 2009 would like to announce that the registered book of AIS093A will be closed from 12.00 on September 7, 2007 for the right to receive the interest for the period # 11. AIS093A will be paid the interest on September 21, 2007 with interest rate 6.25 % from the period of March 21, 2007 to September 20, 2007 for 184 days.

Referenced Letter No.2

IVS.IB.07/3607

August 22, 2007

President
The Stock Exchange of Thailand
62 Rachadapisek Road, Bangkok 10110

RE : Scheduled closing the registered book for AIS093B

Dear Sir,

We, TMB BANK Public Company Limited. As a Registrar & Paying Agent Debentures of ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED NO.2/2002, DUE 2009 would like to announce that the registered book of AIS093B will be closed from 12.00 on September 7, 2007 for the right to receive the interest for the period # 11. AIS093B will be paid the interest on September 21, 2007 with interest rate 5.85 % from the period of March 21, 2007 to September 20, 2007 for 184 days and principal repayment at THB. 166.6667 per unit.

END